UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2024

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 30, 2024, AudioCodes Ltd. (the “Registrant”) issued a press release announcing financial results for the second quarter of 2024, a semi-annual cash dividend and other matters. A copy of this press release is attached hereto as Exhibit 1 and incorporated by reference herein.

The information set forth in (a) the second, third, fifth and eighth paragraphs following the heading “Details,” the paragraphs following the heading “Share Buy Back Program” and the paragraphs following the heading “Cash Dividend,” and (b) the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3ASR, File No. 333-238867; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (ix) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; (x) the Registrant’s Registration Statement on Form S-8, File No. 333-230388; and (xi) the Registrant’s Registration Statement on Form S-8, File No. 333-264535.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and Chief Financial Officer

Dated: July 30, 2024

EXHIBIT INDEX

Exhibit No.	Description

1	Press release, dated July 30, 2024, announcing financial results for the second quarter of 2024, declaration of semi-annual cash dividend, and other matters.